China Cord Blood Corporation Reports
Financial Results for Third Quarter and First Nine Months of Fiscal 2010

Revenue up 23.5% to RMB68.9 Million
New Subscriber Additions 19.6% Higher
Conference Call to be Held at 8:00 am ET March 5, 2010

Hong Kong, China, March 5, 2010 – China Cord Blood Corporation (“CCBC” or “the Company”) (NYSE: CO), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced unaudited financial results for the third quarter and first nine months ended December 31, 2009.

Highlights

•	Net revenue in the third quarter of fiscal 2010 increased 23.5% year-over-year to RMB68.9 million (USD10.1 million) from RMB55.8 million in the third quarter of fiscal 2009.

•	New subscriber sign-ups during the third quarter of fiscal 2010 increased 19.6% to 11,771 subscribers from 9,842 in the third quarter of fiscal 2009.

•	Net income attributable to shareholders in the third quarter of fiscal 2010 increased 56.3% to RMB20.0 million (USD2.9 million) from RMB12.8 million year-on-year.

•	Net revenue in the first nine months of fiscal 2010 increased 38.5% to RMB190.7 million (USD27.9 million) from RMB137.7 million last year.

•	New subscriber sign-ups during the first nine months of fiscal 2010 increased 36.1% to 33,523 subscribers from 24,631 in the first nine months of fiscal 2009.

•	Net income attributable to shareholders for the first nine months of fiscal 2010 increased to RMB33.0 million (USD4.8 million) compared to RMB0.6 million in the first nine months of fiscal 2009.

•
On February 24, 2010, CCBC entered into agreement to acquire an effective interest of 19.92% in the Shandong Cord Blood Bank (“SCBB”), the exclusive cord blood bank operator for the Shandong province in China. Inclusive of the latest acquisition, the Company has gained exclusive strategic access into the Beijing municipality, Guangdong province and Shandong province, namely three of the six licenses issued by Ministry of Health of China.  China Government adopts one license per region policy which means license holder will be the exclusive operator providing cord blood services in these markets.

Summary - The quarter and nine months ended December 31, 2009 and 2008

	Three Months Ended December 31,			Nine Months Ended December 31,
	2009		2008	2009		2008
	USD(‘000)	RMB(‘000)	RMB(‘000)	USD(‘000)	RMB(‘000)	RMB(‘000)

Revenue	10,095	68,905	55,795	27,941	190,731	137,730
Gross Profit	7,644	52,178	42,234	20,526	140,116	101,994
Operating Income	3,676	25,093	24,880	10,590	72,292	58,615
Non-GAAP EBITDA	4,320	29,485	27,362	12,627	86,196	64,450
Net Income Attributable to China Cord Blood Corporation Shareholders	2,930	20,001	12,836	4,841	33,048	576
EPS Attributable to Ordinary Shares
– Basic (USD/RMB)	0.05	0.31	0.11	0.06	0.44	(0.32)
Non-GAAP EPS Attributable to Shareholders – Basic (USD/RMB)	0.05	0.31	0.22	0.13	0.88	0.01

Revenue Breakdown (%)
Processing Fee		81.4%	85.2%		82.2%	84.0%
Storage Fee		18.4%	14.1%		17.3%	15.1%

New Subscribers (persons)		11,771	9,842		33,523	24,631
Accumulated Total Number of Subscribers (persons)		117,583	74,013		117,583	74,013

“This is a very exciting time,” said Ms. Ting Zheng, China Cord Blood Corporation’s chairperson and chief executive officer. “We concluded the third quarter with remarkable results with record breaking new subscribers numbers.  The robust performance reflected the team capabilities to deepen market penetrations in our existing markets in an effective, efficient and lucrative manner. Leveraging the rising acceptance of umbilical cord blood banking, China’s single child policy and our dominant market presence, we expect our business will continue to flourish and we should capture a growing number of new subscribers.”

“Also, our Group has made tremendous progress to expand our geographical reach following the recently announced Shandong acquisition.  By acquiring a 19.92% equity interest and the right of first refusal, we open the doorway into Shandong province, which has approximately 1.1 million babies per annum. Together with our local partner, we will seize this opportunity and deploy our resources and market expertise to rapidly build out a significant presence in this affluent region of China.  Beijing, Guangdong and Shandong together have a market size of 2.1 million new born babies per annum.”

Third Quarter Fiscal 2010 Financial Results

Net revenue for the third quarter of fiscal 2010 increased 23.5% to RMB68.9 million (USD10.1 million) from RMB55.8 million in the third quarter of fiscal 2009. Net revenue generated from processing fees increased 18.1% year-over-year to RMB56.1 million (USD8.2 million), tracking a 19.6% increase in new subscribers to 11,771 from 9,842 from last year. Net revenue from storage fees increased 60.8% year-over-year to RMB12.7 million (USD1.9 million) from RMB 7.9 million on the back of a 58.9% increase in the total subscriber base to 117,583 subscribers, compared to 74,013 subscribers last year.  Processing fees and storage fees for the third quarter of fiscal 2010 accounted for 81.4% and 18.4% of net revenue, respectively, compared to 85.2% and 14.1% for the prior year period.

For the third quarter of fiscal 2010, gross profit increased 23.7% to RMB52.2 million (USD7.6 million) from RMB42.2 million in the prior year period, due primarily to rising new subscriber numbers. The 75.7% gross margin was similar to the same period last year.

Sales and marketing expense was RMB10.4 million (USD1.5 million) in the third quarter of fiscal 2010 compared to RMB6.6 million for the prior year period. Third quarter sales and marketing expense as a percentage of revenue was 15.1%, up from 11.9% last year but similar on a quarter-on-quarter basis.

Administrative expense increased to RMB16.7 million (USD2.4 million) compared to RMB10.7 million in the prior year period in light of the Group’s business expansion and the commencement of the new Beijing and Guangdong facilities and the increase in corporate overhead.

Operating income for the third quarter of fiscal 2010 was RMB25.1 million (USD3.7 million) compared to RMB24.9 million for the same period last year.  Operating margin for the quarter was 36.4% compared to 44.6% in the prior year period. The decline in operating margin was largely attributable to the commencement of new Beijing storage facilities in April 2009 and the increase in administrative expense, related to legal and professional fees associated with being a newly public company.

Non-GAAP EBITDA in the third quarter increased 7.8% to RMB29.5 million (USD4.3 million).

Net income attributable to shareholders for the third quarter of fiscal 2010 increased 56.3% to RMB20.0 million (USD2.9 million) from RMB12.8 million for the prior year period. Net margin for the third quarter of fiscal 2010 increased to 29.0% from 23.0% in the prior year period.

Basic earnings per share and fully diluted earnings per share for third quarter of fiscal 2010 were RMB0.31 (USD0.05) and RMB0.29 (USD0.04), respectively.

Non-GAAP EPS for the third quarter amounted to RMB0.31 (USD0.05), up from RMB0.22 in the prior year period.

As of December 31, 2009, the Company had cash and cash equivalents of RMB386.1 million (USD56.6 million), compared to RMB161.4 million as of March 31, 2009.

Ms. Ting Zheng continued, “Adding the Shandong cord blood bank license, we now have direct access into the top three regions licensed for cord blood banking services. The acquisition of Shandong cord blood bank illustrated our execution capabilities beyond Beijing and Guangdong regions, and more importantly, it is a recognition of the Company as the market leader in the industry.  This will pave the way for future corporate developments in China and the Asia Pacific region.”

Nine Months Fiscal 2010 Financial Results

First nine months of fiscal 2010, net revenue increased 38.5% to RMB190.7 million (USD27.9 million), from RMB137.7 million last year. During the first nine months of fiscal 2010, new subscribers sign-up increased by 36.1% to 33,523 new subscribers from 24,631 subscribers in the prior year period.  Gross profit for first nine months of fiscal 2010 increased 37.4% to RMB140.1 million (USD20.5 million) from RMB102.0 million in the prior year period.  For the first nine months of fiscal 2010, operating income increased 23.3% to RMB72.3 million (USD10.6 million). Net income attributable to shareholders in the same period was RMB33.0 million (USD4.8 million) compared to RMB0.6 million in the prior year period. Basic earnings per share and fully diluted earnings per share attributable to ordinary shares were RMB0.44 (USD0.06) and RMB0.42 (USD0.06), respectively. Non-GAAP EBITDA increased 33.7% to RMB86.2 million (USD12.6 million).

Financial Outlook

The Company expects total number of new subscribers for the 2010 fiscal year to increase by approximately 30% year-over-year or no less than 45,000 new subscribers which is expected to translate into not less than a 30% increase in total net revenue.  Management also expects accumulated total number of subscribers will be at least 129,000 by March 31, 2010. In addition to organic growth on the existing markets, the Company plans to continue to pursue any opportunities with existing licensees and license applicants for potential acquisitions. The Company’s practice is to provide guidance on a full year basis only. Such expectations reflect the Company’s current and preliminary views, which are subject to change and the Company does not undertake any responsibility to update or correct any such forward-looking information.

Conference Call

The Company will hold a teleconference at 8:00 a.m. EST on Friday, March 5, 2010 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session.

Interested parties may access the audio webcast through the following link: http://phx.corporate-ir.net/playerlink.zhtml?c=206671&s=wm&e=2770193.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 59252599.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and the largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator with more than one license (i.e., Beijing, Guangdong and Shandong).  Under the current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only six licenses have been issued as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Non-GAAP Disclosure

Non-GAAP basic earnings attributable to shareholders represents a pro forma adjustment to the number of ordinary shares outstanding for all periods to reflect the conversion of certain redeemable shares into ordinary shares in June 2009.  This is effected by adding income attributable to redeemable noncontrolling interest back to GAAP net income attributable to shareholders and divides by proforma weighted average ordinary shares issued and outstanding. Proforma weighted average ordinary shares issued and outstanding is the sum of weighted average ordinary shares issued and outstanding and assumes all redeemable shares are exchanged into ordinary shares at the beginning of the period.

Non-GAAP EBITDA represents operating income excluding acquired intangible assets amortization expense and depreciation expense. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do, basing the determination on net income before net interest expense, income tax expense (benefit), depreciation and amortization. EBITDA is not a measure of performance under generally accepted accounting principles (GAAP) and should not be considered as a substitute for net income prepared in accordance with GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The non-GAAP measures described by the Company are reconciled to the corresponding GAAP measure in the exhibits below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliations of non-GAAP EPS to the nearest comparable GAAP measures”.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to its historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to the supplemental information used by management in its financial and operational decision making.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the third quarter and first nine months of fiscal 2010 were made at the noon buying rate of RMB6.8259 to USD1.00 on December 31, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: 852-3605-8180
Email: joeling.law@chinacordbloodcorp.com

Integrated Corporate Relations, Inc.
In New York: Ashley M. Ammon or Christine Duan: 1-646-277-1227
In Beijing: Wei-Jung Yang: 86-10-6599-7968

Exhibit 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31 and March 31, 2009

	December 31, 2009		March 31, 2009
	US$	RMB	RMB
	(in thousands except redemption value and number of shares)
ASSETS
Current assets
Cash and cash equivalents	56,560	386,069	161,406
Accounts receivable, less allowance for doubtful accounts (December 31, 2009: RMB9,251; March 31, 2009: RMB 6,170)	8,361	57,071	49,763
Inventories	843	5,757	6,501
Prepaid expenses and other receivables	1,511	10,312	7,978
Deferred tax assets	476	3,249	1,846
Total current assets	67,751	462,458	227,494
Property, plant and equipment, net	37,553	256,331	236,740
Non-current prepayments and deposits	1,735	11,846	27,184
Non-current accounts receivable, less allowance for doubtful accounts (December 31, 2009: RMB5,390; March 31, 2009: RMB2,223)	24,007	163,872	91,761
Inventories	4,153	28,348	26,069
Intangible asset, net	3,888	26,540	27,268
Available-for-sale equity securities	8,780	59,932	26,242
Deferred reverse recapitalization costs	-	-	33,633
Deferred tax assets	89	609	-
Total assets	147,956	1,009,936	696,391

LIABILITIES
Current liabilities
Bank loan	6,592	45,000	-
Accounts payable	1,274	8,693	5,128
Accrued expenses and other payables	2,853	19,472	19,269
Deferred revenue	5,135	35,049	18,351
Amounts due to related parties	384	2,621	-
Income tax payable	584	3,989	4,321
Total current liabilities	16,822	114,824	47,069
Deferred revenue	12,530	85,530	74,231
Other non-current liabilities	2,113	14,427	13,551
Deferred tax liabilities	414	2,827	4,017
Total liabilities	31,879	217,608	138,868

Commitments and contingencies
Redeemable ordinary shares of China Cord Blood Services Corporation US$0.0001 par value, 14,614,140 shares issued and outstanding as of March 31, 2009 (redemption value of US$51,088,745 as of March 31, 2009)	-	-	386,577

Exhibit 1 – continued

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31 and March 31, 2009 - (continued)

	December 31, 2009		March 31, 2009
	US$	RMB	RMB
	(in thousands except redemption value and number of shares)
EQUITY
China Cord Blood Corporation shareholders’ equity
Ordinary shares US$0.0001 par value, 250,000,000 shares authorized, 43,237,100 shares and 66,182,726 shares issued and outstanding as of March 31, 2009 and December 31, 2009, respectively	7	45	34
Additional paid-in capital	102,233	697,834	140,745
Accumulated other comprehensive loss	2,055	14,023	(19,319)
Retained earnings	10,425	71,161	44,082
Total China Cord Blood Corporation shareholders’ equity	114,720	783,063	165,542
Noncontrolling interests	1,357	9,265	5,404
Total equity	116,077	792,328	170,946
Total liabilities, redeemable ordinary shares and equity	147,956	1,009,936	696,391

Exhibit 2

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Nine Months Ended December 31, 2009 and 2008

	Three months ended December 31,			Nine months ended December 31,
	2009		2008	2009		2008
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands except per share)

Revenues	10,095	68,905	55,795	27,941	190,731	137,730
Direct costs	(2,451)	(16,727)	(13,561)	(7,415)	(50,615)	(35,736)
Gross profit	7,644	52,178	42,234	20,526	140,116	101,994
Operating expenses
Sales and marketing	(1,526)	(10,416)	(6,636)	(3,945)	(26,928)	(21,683)
General and administrative	(2,442)	(16,669)	(10,718)	(5,991)	(40,896)	(21,696)
Total operating expenses	(3,968)	(27,085)	(17,354)	(9,936)	(67,824)	(43,379)
Operating income	3,676	25,093	24,880	10,590	72,292	58,615
Other income/(expense), net
Interest income	336	2,292	882	739	5,047	2,793
Interest expense	(102)	(695)	-	(265)	(1,812)	-
Exchange gain/(loss)	6	39	(107)	88	602	(188)
Write-off of deferred offering and reverse recapitalization costs	-	-	215	(3,159)	(21,566)	(9,473)
Impairment loss on available-for-sale equity securities	-	-	(9,828)	-	-	(37,426)
Others	(8)	(51)	1,809	48	326	663
Total other income/(expense), net	232	1,585	(7,029)	(2,549)	(17,403)	(43,631)
Income before income tax	3,908	26,678	17,851	8,041	54,889	14,984
Income tax expense	(795)	(5,431)	(4,012)	(2,574)	(17,572)	(11,810)
Net income	3,113	21,247	13,839	5,467	37,317	3,174
Income attributable to redeemable noncontrolling interests	-	-	-	(51)	(347)	-
Income attributable to noncontrolling interests	(183)	(1,246)	(1,003)	(575)	(3,922)	(2,598)
Net income attributable to China Cord Blood Corporation shareholders	2,930	20,001	12,836	4,841	33,048	576

Net income/(loss) per share:
Attributable to ordinary shares
-Basic	0.05	0.31	0.11	0.06	0.44	(0.32)
-Diluted	0.04	0.29	0.11	0.06	0.42	(0.32)
Attributable to redeemable ordinary shares
-Basic	N/A	N/A	0.54	0.24	1.65	0.98
-Diluted	N/A	N/A	0.54	0.24	1.62	0.98

Exhibit 3

CHINA CORD BLOOD CORPORATION

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures

	Three months Ended	Three months Ended	Three months Ended	Nine months Ended	Nine months Ended	Nine months Ended
	Dec 31, 2009	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2009	Dec 31, 2008

	US$ (‘000)	RMB (‘000)	RMB (‘000)	US$ (‘000)	RMB (‘000)	RMB (‘000)

GAAP Operating Income	3,676	25,093	24,880	10,590	72,292	58,615
Depreciation	608	4,149	2,239	1,930	13,176	5,107
Amortization	36	243	243	107	728	728
Earnings before interest, tax, depreciation and amortization (“Non -GAAP EBITDA”)	4,320	29,485	27,362	12,627	86,196	64,450

Exhibit 4

CHINA CORD BLOOD CORPORATION

Reconciliations of non-GAAP EPS to the nearest comparable GAAP measures

	3 Months Ended Dec 2009	3 Months Ended Dec 2008	9 Months Ended Dec 2009	9 Months Ended Dec 2008

NUMERATOR (‘RMB’000)
GAAP net income attributable to China Cord Blood Corporation shareholders	20,001	12,836	33,048	576
Pro forma adjustments
Income attributable to redeemable noncontrolling interest	-	-	347	-
Write-off of deferred reverse recapitalization costs	-	-	21,566	-

Non-GAAP net income attributable to shareholders	20,001	12,836	54,961	576

DENOMINATOR (‘000 shares)
Weighted average ordinary shares issued and outstanding	64,377	43,237	56,252	43,237
Add:
Issue of ordinary shares upon share exchange with ordinary shareholders of China Cord Blood Services Corporation In June 2009	-	12,476	4,159	12,476
Add:
Issue of ordinary shares for redeemable share exchange in Aug 2009	-	3,506	1,719	3,506
Pro forma weighted average ordinary shares issued and outstanding	64,377	59,219	62,130	59,219
Non-GAAP basic earnings attributable to shareholders (RMB)	0.31	0.22	0.88	0.01
Non-GAAP basic earnings attributable to shareholders (US$)	0.05	0.03	0.13	0.00